UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

American Homes 4 Rent

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

02665T306

(CUSIP Number)

Marcus J. Williams

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02665T306

1	NAMES OF REPORTING PERSONS Alaska Permanent Fund Corp. 92-6001185
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALASKA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 45,171,894
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 45,171,894
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,171,894
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO “Other”

Amendment No. 1 on Schedule 13D

This Amendment No. 1 amends and supplements the Schedule 13G filed with the SEC on July 31, 2013.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Class A common shares of beneficial interest, $0.01 par value per share (the “Class A common shares”) of American Homes 4 Rent, a Maryland real estate investment trust (the “Issuer”). The principal executive office of the Issuer is located at 30601 West Agoura Road, Suite 200, Agoura Hills, California 91301.

ITEM 2.	IDENTITY AND BACKGROUND

Reporting Person	Alaska Permanent Fund Corporation (the “Reporting Person”) 801 West 10th Street, Suite 302, Juneau AK 99801 Mailing Address: P.O. Box 115500, Juneau AK 99811-5500

Alaska Permanent Fund Corporation is a state-owned corporation based in Juneau that manages the assets of the Alaska Permanent Fund and other funds designated by law.

Executive Officers
Michael Burns – USA citizenship
Executive Director
801 West 10th Street, Suite 302, Juneau AK 99801

Jay Willoughby – USA citizenship
Chief Investment Officer
801 West 10th Street, Suite 302, Juneau AK 99801

Valerie Mertz – USA citizenship
Chief Financial Officer
801 West 10th Street, Suite 302, Juneau AK 99801

Board of Trustees
Bill Moran – USA citizenship
President, First Bancorp, Inc.
2030 Sea Level Drive # 300, Ketchikan, AK 99901

Carl Brady – USA citizenship
Retired
801 West 10th Street, Suite 302, Juneau AK 99801

Larry Cash – USA citizenship
President and CEO, RIM Architects
645 G Street, Suite 400Anchorage, Alaska 99501

Gary Dalton – USA citizenship
President, Latash Investments LLC
301 W Northern Lights Blvd., Anchorage, AK 99503

Larry Hartig – USA citizenship
Commissioner, Alaska Department of Environmental Conservation
P.O. Box 111800, Juneau AK 99811

Angela Rodell – USA citizenship
Commissioner, Alaska Department of Revenue
P.O. Box 110400, Juneau AK 99811

During the last five years, neither the Reporting Person nor any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person used funds of the Alaska Permanent Fund to acquire its Class A common shares.

ITEM 4.	PURPOSE OF THE TRANSACTION

The Reporting Person has acquired its Class A common shares for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person has sole voting and dispositive power with respect to 45,171,894 Class A common shares, which represents 24.4% of all Class A common shares outstanding. The Reporting Person has not effected any transaction in Class A common shares during the sixty days preceding the date of this Schedule 13D/A.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person and the Issuer have entered into a Registration Rights Agreement dated June 11, 2013, pursuant to which (i) the Reporting Person has agreed not to transfer or dispose of the Class A common shares it holds for a specified period of time following any future underwritten offering by the Company, subject to certain qualifications, and (ii) the Issuer has agreed to register for sale the Class A common shares held by the Reporting Person under certain circumstances. The foregoing description of the Registration Rights Agreement is qualified in its entirety by the Registration Rights Agreement, which is an exhibit to this Schedule 13D/A, and which is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Registration Rights Agreement by and between American Homes 4 Rent and Alaska Permanent Fund Corporation, dated June 11, 2013 (incorporated by reference from Exhibit 10.9 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-11 filed on June 25, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALASKA PERMANENT FUND CORPORATION

Date: February 14, 2014	/s/ Valerie Mertz
By: Valerie Mertz
Title: Chief Financial Officer